================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                Amendment No. 2
                                       to
                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               AST Research, Inc.
                           (Name of Subject Company)

                               AST Research, Inc.
                       (Name of Person Filing Statement)

                     Common Stock, par value $.01 per share
                       (including the associated rights)
                         (Title of Class of Securities)

                                   001907104
                     (CUSIP Number of Class of Securities)

                             Randall G. Wick, Esq.
                       Vice President and General Counsel
                               AST Research, Inc.
                              16215 Alton Parkway
                            Irvine, California 92718
                                 (714) 727-7777
          (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                                with a copy to:

           Gary J. Singer, Esq.                  Henry Lesser, Esq.
           O'Melveny & Myers LLP                 Irell & Manella LLP
         610 Newport Center Drive               333 South Hope Street
                Suite 1700                           Suite 3300
        Newport Beach, CA 92660-6429             Los Angeles, CA 90071
              (714) 760-9600                       (213) 620-1555

================================================================================

          This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated April 21, 1997, of AST Research, Inc., a Delaware corporation ("AST" or the "Company"), as amended, relating to the tender offer (the "Offer") by Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser" or "Samsung"), described in a Tender Offer Statement on Schedule 14D-1, dated April 21, 1997, as amended. The Offer by Samsung relates to the purchase of all outstanding common stock, par value $.01 per share, of the Company (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Company's Amended and Restated Rights Agreement, dated January 28, 1994, between AST Research, Inc. and American Stock Transfer and Trust Company, as Successor Rights Agent, as amended, not owned by Samsung or its affiliates at $5.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 1997, of the Purchaser, as amended (the "Offer to Purchase"). The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of April 14, 1997, by and among Purchaser, AST Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser, and the Company. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Offer to Purchase.


Item 8.  Additional Information to be Furnished.

     This section is hereby amended and supplemented by addition of the following information thereto:

     On May 2, 1997, the Company and Samsung received notification that they had been granted early termination of the waiting period with respect to their filings made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), in connection with the Offer. Termination of the HSR Act waiting period satisfies one of the conditions to the Offer, which remains subject to receipt of certain other governmental approvals, including approval by the government of the Republic of Korea. The Offer is currently scheduled to expire on May 19, 1997, unless extended.


Item 9.  Material to Be Filed as Exhibits.

       This subsection is hereby amended and supplemented by addition of the following additional exhibit:

Exhibit 61 Press Release, dated May 5, 1997, issued by Samsung Electronics Co., Ltd. (incorporated herein by reference to Exhibit (a)(9) to the Schedule 14D-1).

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 6, 1997

                                AST RESEARCH, INC.

                                By:   /s/ Won Suk Yang
                                    -------------------------------
                                    Won Suk Yang
                                    Senior Vice President and Chief
                                    Financial Officer

                                 EXHIBIT INDEX
                                 -------------

Exhibit
  No.               Description of Exhibit
-------             ----------------------
  61                Press Release, dated May 5, 1997, issued by Samsung
                    Electronics Co., Ltd. (incorporated herein by reference to
                    Exhibit (a)(9) to the Schedule 14D-1).

                                       4